UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-49993

CUSIP NUMBER:  NA

(CHECK ONE):   ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K   ☐  Form 10-Q    ☐   Form N-SAR

                       For Period Ended: July 31, 2006

                       Transition Report on Form 10-K

☐

                       Transition Report on Form 20-F

☐

                       Transition Report on Form 11-K

☐

                       Transition Report on Form 10-Q

☐

                       Transition Report on Form N-SAR

☐

                       For the Transition Period Ended: ____________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DSE FISHMAN, INC.

Full Name of Registrant

______________________

Former Name if Applicable

4600 Campus Drive, Suite 210

Address of Principal Executive Officer (Street and Number)

Newport Beach, CA 92660

City, State and Zip Code

PART II - RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate) ☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached, if applicable.

___________________________________________________________

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In particular and as relates to Form 10-KSB which would be due to be filed on October 29, 2006, the financial statements are not yet completed and DSE has been advised that its accountants and/or auditors have been diligently attempting to conclude the necessary financial statements but have been unable to accomplish same within the necessary timeframe without unreasonable effort or expense or otherwise.

DSE is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-KSB in as expeditious a manner as possible in light of the circumstances described above.

DSE therefore requests an extension within which to file its Form 10-KSB for the year ended July 31, 2006 of fifteen calendar days following the prescribed due date as indicated in Part II (b) of this Form 12b-25.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Thomas C. Hemingway	(949)	756-2033
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☐  Yes ☒  No

The Registrant’s Form 8-K filed on May 15, 2006 did not include audited or pro forma financial statements related to Great American Coffee Company, Inc., which was acquired by merger.  The Registrant intends to file these financial statements as soon as practicable.

______________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________________

DSE FISHMAN,INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Thomas C. Hemingway

Date October 30, 2006

By: Thomas C. Hemingway, Chief Executive Officer

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